S.T. Dupont
PARIS

92 BOULEVARD DU MONTPARNASSE 75685 PARIS CEDEX 14

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Paris, December 2nd, 2003

Re: File No. 82-4552 - S.T. Dupont S.A. - Information furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen,

Please find enclosed herewith information regarding S.T. Dupont S.A. (the « Company ») required by subparagraph b(I)(iii) of Rule 12g3-2(b) (the « Rule ») under the Securities Exchange Act of 1934, as amended (the « Act) to maintain the Company's exemption from the requirements of Section 12(g) of the Act.

The following is a list of information the Company considers material pursuant to paragraphs (b)(1)(i) and (b)(3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with the stock exchange on which its securities are traded (the Paris Bourse); or (iii) has distributed to its shareholders since its most recent submission. English language versions, translations, summaries or descriptions of these documents, as required by paragraph (b)(4) of the Rule, are included as indicated:

1. notice of the bond holders meeting of November 27, 2003 and December 8, 2003 published in the Bulletin des Annonces Légales et Obligatoires (BALO) on November 12, 2003 and November 28, 2003. Exhibit 1 and 2 contains an English language version.

As stated in paragraph (5) of the Rule, the information and document provided herewith pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed « filed » with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Act.

.../...

dw 1/5

Société Anonyme à Directoire et Conseil de Surveillance
au capital de 9 961 891 €
Siège Social : 92 boulevard du Montparnasse, 75014 PARIS
B 572 230 829 RCS PARIS
Tel : (1) 53 91 30 00 - Fax : (1) 53 91 30 81

If you have any question regarding this submission, please contact the undersigned at the Company at (33-1) 01.53.91.33.11 (telephone) or (33-1) 01.53.91.30.83 (facsimile).

Very truly yours,

pp

Catherine Leducq
Financial Director

encl.

Résolutions relevant de la compétence de l'assemblée générale ordinaire.

Sixième résolution *(Programme de rachat d'actions).* — L'assemblée générale, connaissance prise du rapport du conseil d'administration, autorise ce dernier, pour une période de dix huit mois, conformément aux articles L. 225-209 et suivants du Code de commerce, à procéder à l'achat, en une ou plusieurs fois aux époques qu'il déterminera, d'actions de la société dans la limite de 10 % du nombre d'actions composant le capital social.

Les acquisitions pourront être effectuées en vue de :

— Procéder à la régularisation des cours de son action par intervention systématique en contre tendance,

— Intervenir par achats et ventes en fonction des situations du marché,

— Consentir des options d'achat d'actions à des salariés et des mandataires sociaux du groupe et céder ou attribuer des actions aux salariés dans le cadre des dispositions légales,

— Permettre la réalisation d'investissements ou de financements par la remise d'actions dans le cadre, soit d'opération de croissance externe, soit d'émission de valeurs mobilières donnant droit à l'attribution d'actions de la société,

— Optimiser la gestion de trésorerie et des capitaux propres et du résultat par actions,

— Remettre les actions acquises dans le cadre d'opérations d'échange, par voie d'offres ou autrement, initiées par la société,

— Procéder à l'annulation des actions acquises, sous réserve de l'autorisation conférée par l'assemblée générale des actionnaires.

Ces achats d'actions pourront être opérés par tous moyens, y compris par voie d'acquisition de blocs de titres, et aux époques que le conseil d'administration appréciera, y compris en période d'offre publique dans la limite de la réglementation boursière. Toutefois, la société n'entend pas recourir à des produits dérivés. Les actions acquises au titre de la présente autorisation pourront être conservées, cédées ou transférées par tous moyens, y compris par voie de cession de blocs de titres, et à tout moment, y compris en période d'offre publique. Elles pourront également être utilisées dans le cadre de plan d'options d'achat d'actions consenties à des salariés et mandataires sociaux du groupe et de cession ou d'attribution aux salariés du groupe. Elles pourront également être annulées dans les conditions légales.

Le prix maximum d'achat est fixé à 6,10 € par action. En cas d'opération sur le capital notamment de division ou de regroupement des actions ou d'attribution gratuite d'actions, le montant sus-indiqué sera ajusté dans les mêmes proportions. Le prix de cession ou de transfert sera fixé dans les conditions légales pour les cessions ou transferts d'actions réalisés dans le cadre de plan d'option d'achat d'actions et de cessions ou d'attributions d'actions aux salariés.

Le montant maximal de l'opération est ainsi fixé à 15 097 500 (quinze millions quatre vingt dix sept mille cinq cents) euros.

L'assemblée générale confère tous pouvoirs au conseil d'administration à l'effet de procéder à ces opérations, d'en arrêter les conditions et les modalités, de conclure tous accords et d'effectuer toutes formalités.

Septième résolution *(Pouvoirs en vue d'accomplir les formali-tés).* — Tous pouvoirs sont donnés au porteur d'un original ou d'une copie des présentes en vue d'accomplir les formalités légales et réglementaires qu'il y aura lieu.

L'assemblée générale se compose de tous les actionnaires, quel que soit le nombre de leurs actions. Nul ne peut y représenter un actionnaire s'il n'est lui-même actionnaire ou conjoint de l'actionnaire représenté.

Pour avoir droit d'assister ou de se faire représenter à l'assemblée générale, l'actionnaire devra justifier de son identité et de la propriété de ses actions sous la forme :

— soit d'une inscription nominative à son nom.

— soit d'un certificat de l'intermédiaire habilité prévu par le décret N° 83-359 du 2 mai 1983, constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée.

Ces formalités doivent être accomplies cinq jours au moins avant la date de la réunion. Les certificats sont déposés au siège social.

MM. les actionnaires qui peuvent justifier qu'ils possèdent ou peuvent représenter la fraction du capital exigible par l'article 128 du décret N° 67 236 du 23 mars 1967 peuvent envoyer par lettre recommandée au siège social de la société dans un délai de 10 jours à compter de la publication du présent avis, une demande d'inscription de projets de résolutions à l'ordre du jour. Cette demande sera accompagnée du texte de ces projets et éventuellement d'un bref exposé des motifs.

La justification de la possession ou de la représentation de la fraction de capital exigée par application des dispositions de l'article cité ci-dessus résultera :

— soit d'une inscription nominative sur les registres de la société au nom de l'actionnaire,

— soit du dépôt au siège du certificat d'inscription délivré par l'intermédiaire financier dépositaire des titres en comptes administrés.

MM. les actionnaires trouveront à leur disposition, au siège social de la société à compter de la date de publication de la convocation de cette assemblée les formules de procuration et des formulaires de vote par correspondance accompagnés de leurs annexes.

Le conseil d'administration.

54977

ROCH COURT TERME

Société d'investissement à capital variable.
Siège social : 29/30, quai de Dion-Bouton, 92824 Puteaux.
342 039 260 R.C.S. Nanterre.

Rectificatif à l'avis de réunion valant convocation paru au *Bulletin des Annonces légales obligatoires* du 29 octobre 2003, page 21797 :

Il est précisé que MM. les actionnaires sont convoqués, en assemblée générale extraordinaire, au siège social 29/30, quai de Dion-Bouton, 92824 Puteaux, et non au 23, rue de l'Amiral d'Estaing, 75016 Paris, comme indiqué par erreur.

55133

S.T. DUPONT

Société anonyme au capital de 9 961 891 €.
Siège social : 92, boulevard du Montparnasse, 75014 Paris.
572 230 829 R.C.S. Paris.
Insee : 572 230 829/00135.

Avis de convocation

Mmes et MM. les propriétaires d'obligations convertibles en actions relatives à l'emprunt obligataire de 12 958 158,60 € au taux intérêt annuel 4,50 %, représenté par 1 282 986 obligations de 10,10 € de nominal chacune, émis en mai 1999, sont informés qu'ils sont convoqués par le directoire en assemblée générale le 27 novembre 2003 au siège social de la société, 92, boulevard du Montparnasse, 75014 Paris, à 16 heures, à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

— Lecture du rapport du directoire ;

— Lecture du rapport des commissaires aux comptes ;

— Communication du texte des onzième, treizième et quinzième résolutions votées par l'assemblée générale mixte du 19 septembre 2002, et des onzième et douzième résolutions votées par l'assemblée générale mixte du 19 septembre 2003 ;

— Communication des rapports du directoire et des commissaires aux comptes aux assemblées générales du 19 septembre 2002 et 19 septembre 2003 ;

— Approbation, conformément à l'article L.225-162 alinéa 5 du Code de commerce de la délégation conférée au directoire, avec faculté de subdélégation dans les conditions fixées par la loi, par l'assemblée générale mixte du 19 septembre 2002 par le vote de sa onzième résolution, d'augmenter le capital de la société d'un montant maximum de neuf millions deux cent mille euros (9 200 000) par l'émission en une ou plusieurs fois, tant en France qu'à l'étranger, de valeurs mobilières, y compris de bons de souscription émis de manière autonome à titre onéreux, donnant accès immédiat ou à terme, à une quotité du capital de la société, dont la souscription pourra être opérée soit en espèces, soit par compensation de créances, avec suppression du droit préférentiel de souscription des actionnaires ;

— Approbation, conformément à l'article L.225-162 alinéa 5 du Code de commerce, des conditions de détermination du prix d'émission sans droit préférentiel de souscription, confirmées, conformément à l'article L. 225-137 du Code de commerce, par l'assemblée générale mixte du 19 septembre 2003 par le vote de sa onzième résolution, de celles des valeurs mobilières, que le directoire a été autorisé à émettre en conséquence du vote de la onzième résolution susmentionnée par l'assemblée générale mixte du 19 septembre 2002, qui ne conféreraient pas à leurs titulaires les mêmes droits que les actions préexistantes ;

— Approbation, conformément à l'article L.225-162 alinéa 5 du Code de commerce, de la délégation conférée au directoire par l'assemblée générale mixte du 19 septembre 2003 par le vote de sa douzième résolution, d'utiliser, à compter de l'assemblée du 19 septembre 2003 jusqu'à la prochaine assemblée appelée à statuer sur les comptes de l'exercice en cours, toutes les délégations accordées par l'assemblée générale mixte du 19 septembre 2002 au directoire, avec faculté de subdélégation dans les conditions fixées par la loi, en cas d'offre publique d'achat et ou d'échange portant sur les

titres de capital et les valeurs mobilières émis par la société, afin d'augmenter, par tous moyens légaux, le capital de la société ;

— Approbation conformément à l'article L.225-162 alinéa 5 du Code de commerce, de la délégation conférée au directoire, avec faculté de subdélégation dans les conditions fixées par la loi, par l'assemblée générale mixte du 19 septembre 2002 par le vote de sa treizième résolution, d'augmenter le capital de la société d'un montant maximum de neuf millions deux cent mille euros (9 200 000) par l'émission successive ou simultanée, en une ou plusieurs fois, de titres de capital ou de valeurs mobilières - y compris des bons de souscription émis de manière autonome - donnant accès immédiat ou à terme, à une quotité du capital de la société à l'effet de rémunérer des titres apportés à une offre publique d'échange initiée par la société sur les titres d'une autre société admis aux négociations sur un marché réglementé en France ou dans un état partie à l'accord sur l'Espace Economique Européen autre que la France ou d'un état membre de l'Organisation de Coopération et de Développement Economique, comportant suppression au profit des porteurs de ces titres apportés du droit référentiel de souscription des actionnaires à ces actions ou valeurs mobilières ;

— Approbation conformément à l'article L.225-162 alinéa 5 du Code de commerce, de la délégation conférée au directoire par l'assemblée générale mixte du 19 septembre 2002 par le vote de sa quinzième résolution, d'augmenter le capital social de la société d'un montant nominal maximum de neuf cent vingt mille euros (920 000) par l'émission d'actions dont la souscription est réservée aux salariés et anciens salariés de la société et de tout ou partie des sociétés et groupements qui lui sont liées dans les conditions légales, adhérant à un plan d'épargne d'entreprise ou du groupe ou d'un plan partenarial d'épargne salariale volontaire, comportant suppression du droit préférentiel de souscription des actionnaires ;

— Fixation du lieu où seront déposés la feuille de présence, les pouvoirs des obligataires et les procès verbaux ;

— Pouvoir pour les formalités.

Tous les obligataires peuvent prendre part au vote ou s'y faire représenter dans les conditions légales. Les formulaires de procuration seront mis à la disposition des obligataires au CCF, avenue Robert Shuman, BP 2704, Cedex 51051 Reims.

Les titulaires d'obligations nominatives devront avoir fait inscrire leurs titres en compte sur les registres de la société au plus tard le cinquième jour précédant la date de l'assemblée.

Les titulaires d'obligations au porteur devront, dans le même délai, déposer le certificat, attestant l'indisponibilité des obligations convertibles jusqu'à la date de l'assemblée, délivré par la banque, l'établissement financier ou la société de bourse dépositaire de leurs obligations auprès du CCF, Avenue Robert Schuman, B.P. 2704, Cedex 51051 Reims.

Le texte des résolutions proposées et les rapports qui seront présentés à l'assemblée seront à la disposition des obligataires au siège social de la société S.T. Dupont, 92, boulevard du Montparnasse à Paris (14e arrondissement), pendant un délai de quinze jours qui précède la date de la présente réunion.

55058

SAINT-HONORE TAM-PLUS

Société d'investissement à capital variable.
Siège social : 47, rue du Faubourg-Saint-Honoré, 75008 Paris.
404 977 670 R.C.S. Paris.

Avis de réunion valant avis de convocation

MM. les actionnaires de la Société Saint-Honoré Tam Plus sont convoqués au siège social, à Paris (75008) au 47, rue du Faubourg-Saint-Honoré, en assemblée générale ordinaire le 13 janvier 2004, à 10 heures, à l'effet de délibérer sur l'ordre du jour suivant :

1°) Présentation du rapport du conseil d'administration sur la marche de la société pendant l'exercice 2002-2003 ; rapport du commissaire aux comptes sur les comptes de cet exercice et sur la convention visée à l'article L. 225-38 du Code de commerce. Approbation desdits comptes et rapports ;

2°) Affectation du résultat de l'exercice ;

3°) Pouvoirs.

Le projet de résolutions ci-dessous sera soumis au vote de l'assemblée :

Première résolution. — L'assemblée générale, après avoir entendu la lecture des rapports du conseil d'administration et du commissaire aux comptes, approuve les comptes et le bilan de l'exercice clos le 30 septembre 2003, ainsi que les opérations traduites dans ces comptes ou résumées dans ces rapports.

Deuxième résolution. — L'assemblée générale, après avoir entendu la lecture du rapport spécial du commissaire aux comptes sur la convention visée à l'article L. 225-38 du Code de commerce, approuve la convention visée audit rapport.

Troisième résolution. — L'assemblée générale constate que le résultat distribuable de l'exercice s'élève à 38 708 705,12 €.

En application de l'article 28 des statuts, l'assemblée générale approuve la proposition du conseil d'administration d'affecter la somme distribuable au compte « Capital ».

En conséquence, aucun dividende ne sera mis en paiement.

Quatrième résolution. — L'assemblée générale donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait des différents documents soumis à la présente assemblée et du procès verbal de celle-ci, pour faire tous dépôts prévus par la loi.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut prendre part à cette assemblée ou s'y faire représenter par son conjoint ou par un autre actionnaire.

Toutefois, seront seuls admis à assister à cette assemblée, ou à s'y faire représenter, les actionnaires qui auront au préalable justifié de cette qualité :

1°) En ce qui concerne leurs actions nominatives, par l'inscription desdites actions en compte nominatif pur ou administré cinq jours au moins avant la date de l'assemblée ;

2°) En ce qui concerne leurs actions, au porteur inscrites en compte, en faisant justifier dans le même délai leur immobilisation par l'intermédiaire financier teneur du compte, à :

La Compagnie financière Edmond de Rothschild Banque, 47, rue du Faubourg-Saint-Honoré, 75008 Paris.

Des pouvoirs seront tenus à la disposition des actionnaires qui ne pourraient assister à cette assemblée.

Les demandes d'inscription de projets de résolutions à l'ordre du jour doivent être envoyées dans un délai de dix jours à compter de la publication du présent avis.

Tout actionnaire souhaitant voter par correspondance, peut solliciter, par lettre recommandée avec demande d'avis de réception devant parvenir au siège social ou aux guichets de l'établissement ci-avant, cinq jours au moins avant la date de l'assemblée, un formulaire de vote par correspondance. Cette formule, dûment complétée et signée devra ensuite être retournée au siège social ou à cet établissement, où elle devra parvenir trois jours au moins avant l'assemblée.

Les actionnaires sont d'autre part, informés que le bilan, le compte de résultats au 30 septembre 2003, ainsi que la composition des actifs ont été déposés au greffe du Tribunal de commerce de Paris. Ces documents sont tenus à leur disposition au siège social de la société, ils seront envoyés gratuitement à ceux d'entre eux qui en feront la demande. Les autres documents, qui doivent être communiqués à l'assemblée générale seront également à leur disposition dans les conditions légales.

Le conseil d'administration.

55026

SIMCO

Société anonyme au capital de 435 321.952 €.
Siège social : 34, rue de la Fédération, Paris (15e).
562 081 141 R.C.S. Paris.

Avis de réunion valant avis de convocation

Mmes et MM. les actionnaires sont informés de ce que le conseil d'administration a décidé de les convoquer en assemblée générale extraordinaire, pour le mercredi 17 décembre 2003, à 8 h 30, au Pavillon d'Armenonville, allée de Longchamp, Bois de Boulogne, 75116 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

— augmentation de capital d'un montant de 199 976 021,70 €, par prélèvement sur les postes de « Réserve spéciale des plus values à long terme », de « Réserve légale » et de « Prime d'émission » et par élévation corrélative de la valeur nominale des actions ;

— dotation d'un compte de réserve indisponible ;

— modification corrélative de l'article 6 des statuts ;

— autorisation à conférer au conseil d'administration à l'effet d'augmenter le capital social au profit des salariés visés aux articles L. 443-1 et suivants du Code du travail ;

— examen et approbation du principe et des modalités du projet de fusion prévoyant l'absorption de la société Simco par la société Gecina, ainsi que la rémunération prévue à cet effet ;

— dissolution sans liquidation de la société, sous réserve de la réalisation définitive de la fusion ;

— pouvoirs.

S.T. DUPONT

Société anonyme au capital de 9 961 891 €.
Siège social : 92, boulevard du Montparnasse, 75014 Paris.
572 230 829 R.C.S. Paris.
Insee : 572 230 829 00135.

Rectificatif à l'avis paru au *Bulletin des Annonces légales et obligatoires* n° 136 du 12 novembre 2003, pages 22760 et 22761.

Sous l'intitulé de l'ordre du jour, du 3e au 9e tiret :

— Au lieu de : « l'assemblée générale mixte du 19 septembre 2002 », lire : « l'assemblée générale mixte du 11 septembre 2002 ».

Le directoire.

56171

TRESOR-REAL

Société d'investissement à capital variable.
Siège social : 7, place des Cinq Martyrs du Lycée Buffon, 75507 Paris Cedex 15.
337 637 169 R.C.S. Paris.

Avis de réunion valant avis de convocation

Les actionnaires de la société sont convoqués en assemblée générale ordinaire, à CDC Ixis Asset Management, 7, place des Cinq Martyrs du Lycée Buffon, à Paris (15e), le mardi 6 janvier 2004 à 10 heures, à l'effet de délibérer sur l'ordre du jour et le projet de texte de résolutions suivants :

Ordre du jour.

1°) Lecture des rapports du conseil d'administration et du commissaire aux comptes sur les comptes de l 'exercice clos le 30 septembre 2003 ;

2°) Lecture du rapport spécial du commissaire aux comptes sur les conventions visées par l'article L. 225-38 et suivants du Code de commerce ;

3°) Examen et approbation des comptes annuels, quitus aux administrateurs ;

4°) Affectation du résultat de l'exercice ;

5°) Pouvoirs pour les formalités.

Projet de texte des résolutions

Première résolution. — L'assemblée générale ordinaire, après avoir entendu le rapport du conseil d'administration et le rapport du commissaire aux comptes, approuve l'inventaire et les comptes annuels, à savoir le bilan, le hors bilan, le compte de résultat et l'annexe arrêtés le 30 septembre 2003 tels qu'ils lui ont été présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

L'assemblée générale ordinaire constate que l'actif net, qui était de 70 682 974,61 € divisé en 61 862 actions le 30 septembre 2002, s'élevait à 84 788 746,53 € divisé en 72 732 actions le 30 septembre 2003.

En conséquence, elle donne pour l'exercice clos le 30 septembre 2003 quitus entier et sans réserve aux administrateurs de leur gestion pour cet exercice.

Deuxième résolution. — L'assemblée générale ordinaire, après avoir entendu le rapport spécial du commissaire aux comptes sur les conventions visées à l'article L. 225-38 du Code de commerce et statuant sur ce rapport, approuve les conclusions.

Troisième résolution. — L'assemblée générale ordinaire constate que le résultat de l'exercice clos au 30 septembre 2003 s'élève à 1 813 985,33 € et décide conformément aux dispositions statutaires, de capitaliser la totalité des revenus distribuables.

Au titre des trois derniers exercices, la Sicav a capitalisé l'ensemble des revenus.

Quatrième résolution. — L'assemblée générale ordinaire donne tous pouvoirs à tout porteur d'une copie ou d'un extrait de procès-verbal de la présente assemblée pour faire tous dépôts et publications prescrits par la loi.

Le bilan, le hors bilan, le compte de résultat et la composition des actifs de la Sicav ont été déposés au greffe du Tribunal de commerce de Paris. Ils sont tenus à la disposition des actionnaires à CDC Ixis Asset Management, 7, place des Cinq Martyrs du Lycée Buffon, 75015 Paris et seront envoyés gratuitement à tout actionnaire qui en fera la demande.

Par ailleurs, et conformément aux dispositions légales, les demandes d'inscription du projet de résolutions à l'ordre du jour par les actionnaires doivent être envoyées à CDC Ixis Asset Management, 7, place des Cinq Martyrs du Lycée Buffon, 75015 Paris, dans un délai de dix jours à compter de la parution du présent avis.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut prendre part à cette assemblée ou s'y faire représenter par son conjoint ou par un autre actionnaire. Toutefois, seront seuls admis à cette assemblée, à s'y faire représenter ou à voter par correspondance les actionnaires qui auront au préalable justifié de cette qualité :

— les titulaires d'actions nominatives devront être inscrits sur les registres de la société cinq jours francs au moins avant la date de l'assemblée ;

— les titulaires d'actions au porteur qui auront dans le même délai, adressé une attestation d'immobilisation délivrée par l'intermédiaire habilité constatant l'indisponibilité des actions en compte jusqu'à la date de l'assemblée.

Les actionnaires désirant assister à cette assemblée recevront sur leur demande, une carte d'admission. Un formulaire de vote par correspondance ou par procuration est à la disposition de tout actionnaire qui en fera la demande, six jours au plus tard avant l'assemblée, par lettre recommandée avec demande d'avis de réception à CDC Ixis Asset Management, 7, place des Cinq Martyrs du Lycée Buffon, 75015 Paris.

A défaut d'assister personnellement à l'assemblée, tout actionnaire peut choisir entre l'une des trois formules suivantes :

— Remettre une procuration à son conjoint ou tout autre actionnaire ;

— Adresser une procuration à la société sans indication de mandataire ;

— Voter par correspondance.

Pour être pris en compte, les formulaires devront être retournés à CDC Ixis Asset Management, 7, place des Cinq Martyrs du Lycée Buffon, 75015 Paris, trois jours au moins avant l'assemblée.

Sous réserve qu'aucune modification ne soit portée à l'ordre du jour, à la suite de demandes d'inscriptions du projet de résolutions, le présent avis vaut avis de convocation.

Le conseil d'administration.

55817

UNIPREMIERE

Société d'investissement à capital variable.
Siège social : 52, avenue Hoche, 75008 Paris.
305 189 979 R.C.S. Paris.

Additif à l'avis de convocation publié au *Bulletin des Annonces légales obligatoires* du 10 novembre 2003.

Il y a lieu d'ajouter au premier alinéa la mention suivante : ou à défaut de quorum le mardi 23 décembre 2003 à 17 heures.

56063

VALORG

Société d'investissement à capital variable.
Articles L. 214-1 à L. 214-49 du Code monétaire et financier.
Siège social : 68-76, quai de la Rapée, 75012 Paris.
326 675 816 R.C.S. Paris.

Avis de réunion valant avis de convocation

MM. les actionnaires de la société Valorg sont convoqués en assemblée générale ordinaire pour le 26 décembre 2003, à 9 h 30 minutes, au 68-76, quai de la Rapée à Paris (12e) à l'effet de délibérer sur l'ordre du jour suivant :

1. Lecture et approbation du rapport de gestion du conseil d'administration et des rapports du commissaire aux comptes ;
2. Examen et approbation du bilan et des comptes de l'exercice clos le 30 septembre 2003 ;
3. Approbation et affectation du résultat ;
4. Rapport du commissaire aux comptes sur les opérations visées par les articles L. 225-38 et suivants du Code de commerce ;
5. Quitus à donner aux administrateurs ;
6. Renouvellement du mandat de cinq administrateurs ;
7. Pouvoirs en vue d'effectuer les formalités.

Le conseil a arrêté comme suit le projet de résolutions qui sera soumis au vote de cette assemblée :

S.T. DUPONT

Société anonyme au capital de 9 961 891 €.
Siège social : 92, boulevard du Montparnasse, 75014 Paris.
572 230 829 R.C.S. Paris.
Insee : 572 230 829 00135.

Avis de deuxième convocation

L'assemblée générale des propriétaires d'obligations convertibles en actions relatives à l'emprunt obligatoire de 12 958 158,60 € au taux d'intérêt annuel 4,50% représenté par 1 282 986 obligations de 10,10 € de nominal chacune, émis en mai 1999, sont informés que l'assemblée générale convoquée pour le jeudi 27 novembre 2003 au siège social de la société, 92 boulevard du Montparnasse, 75014 PARIS, à 16 heures, n'a pas pu valablement délibérer faute de quorum.

En conséquence, une nouvelle assemblée est convoquée au même lieu le lundi 8 décembre 2003, 92 boulevard du Montparnasse, 75014 PARIS, à 10 heures à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

— Lecture du rapport du directoire ;
— Lecture du rapport des commissaires aux comptes ;
— Communication du texte des onzième, treizième et quinzième résolutions votées par l'assemblée générale mixte du 11 septembre 2002, et des onzième et douzième résolutions votées par l'assemblée générale mixte du 19 septembre 2003 ;
— Communication des rapports du directoire et des commissaires aux comptes aux assemblées générales du 19 septembre 2002 et 19 septembre 2003 ;
— Approbation, conformément à l'article L. 225-162 alinéa 5 du Code de commerce de la délégation conférée au directoire, avec faculté de subdélégation dans les conditions fixées par la loi, par l'assemblée générale mixte du 11 septembre 2002 par le vote de sa onzième résolution, d'augmenter le capital de la société d'un montant maximum de neuf millions deux cent mille euros (9 200 000) par l'émission en une ou plusieurs fois, tant en France qu'à l'étranger, de valeurs mobilières, y compris de bons de souscription émis de manière autonome à titre onéreux, donnant accès immédiat ou à terme, à une quotité du capital de la société, dont la souscription pourra être opérée soit en espèces, soit par compensation de créances, avec suppression du droit préférentiel de souscription des actionnaires ;
— Approbation, conformément à l'article L. 225-162 alinéa 5 du Code de commerce, des conditions de détermination du prix d'émission sans droit préférentiel de souscription, confirmées, conformément à l'article L. 225-137 du Code de commerce, par l'assemblée générale mixte du 19 septembre 2003 par le vote de sa onzième résolution, de celles des valeurs mobilières, que le directoire a été autorisé à émettre en conséquence du vote de la onzième résolution susmentionnée par l'assemblée générale mixte du 11 septembre 2002, qui ne conféreraient pas à leurs titulaires les mêmes droits que les actions préexistantes ;
— Approbation, conformément à l'article L. 225-162 alinéa 5 du Code de commerce, de la délégation conférée au directoire par l'assemblée générale mixte du 19 septembre 2003 par le vote de sa douzième résolution, d'utiliser, à compter de l'assemblée du 19 septembre 2003 jusqu'à la prochaine assemblée appelée à statuer sur les comptes de l'exercice en cours, toutes les délégations accordées par l'assemblée générale mixte du 11 septembre 2002 au directoire, avec faculté de subdélégation dans les conditions fixées par la loi, en cas d'offre publique d'achat et ou d'échange portant sur les titres de capital et les valeurs mobilières émis par la société, afin d'augmenter, par tous moyens légaux, le capital de la société ;
— Approbation conformément à l'article L. 225-162 alinéa 5 du Code de commerce, de la délégation conférée au directoire, avec faculté de subdélégation dans les conditions fixées par la loi, par l'assemblée générale mixte du 11 septembre 2002 par le vote de sa treizième résolution, d'augmenter le capital de la société d'un montant maximum de neuf millions deux cent mille euros (9 200 000) par l'émission successive ou simultanée, en une ou plusieurs fois, de titres de capital ou de valeurs mobilières – y compris des bons de souscription émis de manière autonome - donnant accès immédiat ou à terme, à une quotité du capital de la société à l'effet de rémunérer des titres apportés à une offre publique d'échange initiée par la société sur les titres d'une autre société admis aux négociations sur un marché réglementé en France ou dans un état partie à l'accord sur l'espace économique européen autre que la France ou d'un état membre de l'Organisation de Coopération et de Développement Economique, comportant suppression au profit des porteurs de ces titres apportés du droit préférentiel de souscription des actionnaires à ces actions ou valeurs mobilières ;
— Approbation conformément à l'article L. 225-162 alinéa 5 du Code de commerce, de la délégation conférée au directoire par l'assemblée générale mixte du 11 septembre 2002 par le vote de sa quinzième résolution, d'augmenter le capital social de la société d'un montant nominal maximum de neuf cent vingt mille euros (920 000) par l'émission d'actions dont la souscription est réservée aux salariés et anciens salariés de la société et de tout ou partie des sociétés et groupements qui lui sont liées dans les conditions légales, adhérant à un plan d'épargne d'entreprise ou du groupe ou d'un plan partenariat d'épargne salariale volontaire, comportant suppression du droit préférentiel de souscription des actionnaires ;
— Fixation du lieu où seront déposés la feuille de présence, les pouvoirs des obligataires et les procès verbaux ;
— Pouvoir pour les formalités.

Tous les obligataires peuvent prendre part au vote ou s'y faire représenter dans les conditions légales. Les formulaires de procuration seront mis à la disposition des obligataires au CCF, avenue Robert-Schuman, BP 2704 Cedex, 51051 Reims.

Les titulaires d'obligations nominatives devront avoir fait inscrire leurs titres en compte sur les registres de la société au plus tard le cinquième jour précédant la date de l'assemblée.

Les titulaires d'obligations au porteur devront, dans le même délai, déposer le certificat, attestant l'indisponibilité des obligations convertibles jusqu'à la date de l'assemblée, délivré par la banque, l'établissement financier ou la société de bourse dépositaire de leurs obligations auprès du CCF, avenue Robert-Schuman, BP 2704 Cedex, 51051 Reims.

Le texte des résolutions proposées et les rapports qui seront présentés à l'assemblée seront à la disposition des obligataires au siège social de la société S.T. Dupont, 92, boulevard du Montparnasse à Paris (quatorzième), pendant un délai de quinze jours qui précède la date de la présente réunion.

Les immobilisations et formulaires de procuration reçus pour la réunion du 27 novembre 2003 restent valables pour l'assemblée du 5 décembre 2003, sauf avis contraire des donneurs d'ordre.

L'avis de convocation de la première assemblée a été publié au *Bulletin des Annonces légales obligatoires* n° 136 du 12 novembre 2003.

Le directoire.

56304

S.T. DUPONT

A corporation with a capital of 9,961,891 Euros
Registered office: 92, boulevard du Montparnasse, 75014 Paris
Paris Trade and Companies Register 572 230 829
INSEE: 572 230 829 / 00135

MEETING NOTICE

The owners of bonds convertible into shares relative to the bond issue of 12,958,158.60 Euros at an annual interest rate of 4.50%, represented by 1,282,986 bonds of 10.10 Euros par value each, issued in May 1999, are informed that they are invited by the executive board to attend a General Meeting on 27 November 2003 at the company's registered office, at 92, boulevard du Montparnasse, 75014 Paris, at 4 pm, for the purpose of making decisions on the following agenda:

Agenda

- Reading of the Executive Board's report;
- Reading of the auditors' report;
- Communication of the text of the eleventh, thirteenth and fifteenth resolutions approved by the combined shareholders' meeting held on 19 September 2002, and of the eleventh and twelfth resolutions approved by the combined shareholders' meeting held on 19 September 2003;
- Communication of the reports by the executive board and by the auditors to the shareholders' meetings held on 19 September 2002 and 19 September 2003.
- Approval, pursuant to article L.225-162, paragraph 5, of the Code of Commerce, of the delegation granted to the executive board, with a subdelegation option under the conditions laid down in law, by the combined shareholders' meeting held on 19 September 2002 by approval of its eleventh resolution, of an increase of the company's capital by a maximum amount of nine million two hundred thousand euros (9,200,000) by issue all at once or in instalments, both in France and abroad, of securities, including the warrants issued autonomously for a consideration, granting immediate or eventual access to a share of the company's capital, which may be subscribed either in cash or by offsetting of claims, with suppression of the shareholders' preferential subscription right.
- Approval, pursuant to article L.225-162, paragraph 5, of the Code of Commerce, of the conditions regarding determination of the issue price without preferential subscription right, confirmed, pursuant to article L.225-137 of the Code of Commerce, by the combined shareholders' meeting held on 19 September 2003 by approval of its eleventh resolution, of those of the securities that the executive board was authorised to issue as a result of approval of the above-mentioned eleventh resolution by the combined shareholders' meeting held on 11 September 2002 that would not grant the same rights to their holders as the pre-existing shares.
- Approval, pursuant to article L.225-162, paragraph 5, of the Code of Commerce, of the delegation granted to the executive board by the combined shareholders' meeting held on 19 September 2003 by approval of its twelfth resolution to use, starting with the time of the meeting held on 19 September 2003 and until the next meeting called to rule on the financial statements for the current financial year, all delegations granted by the combined shareholders' meeting held on 11 September 2002 to the executive board, with a subdelegation option under the conditions laid down in law, in case of a public purchase offer (takeover bid) or public

exchange offer bearing on the capital certificates and the securities issued by the company, in order to increase the company's capital by all legal means;

- Approval pursuant to article L.225-162, paragraph 5, of the Code of Commerce of the delegation granted to the executive board, with a subdelegation option under the conditions laid down in law, by the combined shareholders' meeting held on 11 September 2002 by approval of its thirteenth resolution for increasing the company's capital by a maximum amount of nine million two hundred thousand euros (9.200.000) by successive or simultaneous issue, all at once or in instalments, of capital certificates or of securities – including warrants issued autonomously – granting immediate or eventual access to a share of the company's capital for the purpose of remunerating securities conveyed to a public exchange offer initiated by the company for the securities of another company listed for trading on a regulated market in France or in a State that is a party to the agreement concerning the European Economic Space other than France or of a member state of the Organisation for Economic Cooperation and Development, entailing suppression to the benefit of the holders of the said securities conveyed of the shareholders' preferential subscription right to such shares or securities.

- Approval pursuant to article L.225-162, paragraph 5, of the Code of Commerce, of the delegation granted to the executive board by the combined shareholders' meeting held on 19 September 2002 by approval of its fifteenth resolution of an increase of the company's share capital in a maximum nominal amount of nine hundred and twenty thousand euros (920.000) by issue of shares reserved for the employees and former employees of the company and of all or part of the companies or groupings connected with it under the legal conditions, belonging to a company savings plan or a group savings plan or to a voluntary payroll savings partnership plan, entailing suppression of the shareholders' preferential subscription right;

- Determination of the place for filing of the attendance sheet, the powers of the bondholders and the minutes;

- Powers for formalities.

All bondholders may take part in the vote or be represented therein under the legal conditions. The proxy forms will be made available to the bondholders at CCF, avenue Robert Schuman – BP 2704 Cedex 51051 Reims.

The holders of registered bonds will have to have their securities entered in an account in the company's registers at the latest on the fifth day preceding the meeting date.

The holders of bearer bonds will, within the same period, have to deposit the certificate attesting to the unavailability of the convertible bonds until the meeting date, issued by the bank, the financial establishment or the securities dealer holding their bonds, with CCF, Avenue Robert Schuman – BP 2704 Cedex 51051 Reims.

The text of the proposed resolutions and the reports to be presented to the meeting will be available to the bondholders at the registered office of the company S.T. Dupont, 92 boulevard du Montparnasse in Paris (14ème arrondissement), for a period of two weeks preceding the date of the present meeting.

S.T. DUPONT

A corporation with a capital of 9,961,891 Euros
Registered office: 92, boulevard du Montparnasse, 75014 Paris
Paris Trade and Companies Register 572 230 829
INSEE: 572 230 829 / 00135

Correction of the notice that appeared in the Bulletin des Annonces légales obligatoires n° 136 of 12 November 2003, on pages 22760 and 22761:

Under the heading of the agenda, from the 3rd to the 9th dash:

- Instead of: "the combined shareholders' meeting of 19 September 2002"
- Read: "the combined shareholders' meeting of 11 September 2002".

The executive board

S.T. DUPONT
A corporation with a capital of 9,961,891 Euros
Registered office: 92, boulevard du Montparnasse, 75014 Paris
Paris Trade and Companies Register 572 230 829
INSEE: 572 230 829 / 00135

SECOND NOTICE

The general meeting of holders of bonds convertible into shares relative to the bond issue of 12,958,158.60 Euros at an annual interest rate of 4.50%, represented by 1,282,986 bonds of 10.10 Euros par value each, issued in May 1999, are informed that the general meeting convened on November 27, 2003 at the company's registered office 92, boulevard du Montparnasse 75014 Paris, at 16:00 pm, has not been able to make valid decisions because of a lack of quorum.

Consequently, the bond holders are again invited to meet at the same place on December 8, 2003, 92, boulevard du Montparnasse, 75014 Paris, at 10:00 am in order to make decisions on the following agenda:

Agenda

- Reading of the Executive Board's report;
- Reading of the auditors' report;
- Communication of the text of the eleventh, thirteenth and fifteenth resolutions approved by the combined shareholders' meeting held on 11 September 2002, and of the eleventh and twelfth resolutions approved by the combined shareholders' meeting held on 19 September 2003;
- Communication of the reports by the executive board and by the auditors to the shareholders' meetings held on 19 September 2002 and 19 September 2003.
- Approval, pursuant to article L.225-162, paragraph 5, of the Code of Commerce, of the delegation granted to the executive board, with a subdelegation option under the conditions laid down in law, by the combined shareholders' meeting held on 11 September 2002 by approval of its eleventh resolution, of an increase of the company's capital by a maximum amount of nine million two hundred thousand euros (9,200,000) by issue all at once or in instalments, both in France and abroad, of securities, including the warrants issued autonomously for a consideration, granting immediate or eventual access to a share of the company's capital, which may be subscribed either in cash or by offsetting of claims, with suppression of the shareholders' preferential subscription right.
- Approval, pursuant to article L.225-162, paragraph 5, of the Code of Commerce, of the conditions regarding determination of the issue price without preferential subscription right, confirmed, pursuant to article L.225-137 of the Code of Commerce, by the combined shareholders' meeting held on 19 September 2003 by approval of its eleventh resolution, of those of the securities that the executive board was authorised to issue as a result of approval of the above-mentioned eleventh resolution by the combined shareholders' meeting held on 11 September 2002 that would not grant the same rights to their holders as the pre-existing shares.
- Approval, pursuant to article L.225-162, paragraph 5, of the Code of Commerce, of the delegation granted to the executive board by the combined shareholders' meeting held on 19 September 2003 by approval of its twelfth resolution to use, starting with the time of the meeting held on 19 September 2003 and until the next meeting called to rule on the financial statements for the current financial year, all delegations granted by the combined shareholders' meeting held on 11 September 2002 to the executive board, with a subdelegation option under the conditions laid down in law, in case of a public purchase offer (takeover bid) or public exchange offer bearing on the capital certificates and the securities issued by the company, in order to increase the company's capital by all legal means;

- Approval pursuant to article L.225-162, paragraph 5, of the Code of Commerce of the delegation granted to the executive board, with a subdelegation option under the conditions laid down in law, by the combined shareholders' meeting held on 11 September 2002 by approval of its thirteenth resolution for increasing the company's capital by a maximum amount of nine million two hundred thousand euros (9.200.000) by successive or simultaneous issue, all at once or in instalments, of capital certificates or of securities – including warrants issued autonomously – granting immediate or eventual access to a share of the company's capital for the purpose of remunerating securities conveyed to a public exchange offer initiated by the company for the securities of another company listed for trading on a regulated market in France or in a State that is a party to the agreement concerning the European Economic Space other than France or of a member state of the Organisation for Economic Cooperation and Development, entailing suppression to the benefit of the holders of the said securities conveyed of the shareholders' preferential subscription right to such shares or securities.
- Approval pursuant to article L.225-162, paragraph 5, of the Code of Commerce, of the delegation granted to the executive board by the combined shareholders' meeting held on 11 September 2002 by approval of its fifteenth resolution of an increase of the company's share capital in a maximum nominal amount of nine hundred and twenty thousand euros (920.000) by issue of shares reserved for the employees and former employees of the company and of all or part of the companies or groupings connected with it under the legal conditions, belonging to a company savings plan or a group savings plan or to a voluntary payroll savings partnership plan, entailing suppression of the shareholders' preferential subscription right;
- Determination of the place for filing of the attendance sheet, the powers of the bondholders and the minutes;
- Powers for formalities.

All bondholders may take part in the vote or be represented therein under the legal conditions. The proxy forms will be made available to the bondholders at CCF, avenue Robert Schuman – BP 2704 Cedex 51051 Reims.

The holders of registered bonds will have to have their securities entered in an account in the company's registers at the latest on the fifth day preceding the meeting date.

The holders of bearer bonds will, within the same period, have to deposit the certificate attesting to the unavailability of the convertible bonds until the meeting date, issued by the bank, the financial establishment or the securities dealer holding their bonds, with CCF, Avenue Robert Schuman – BP 2704 Cedex 51051 Reims.

The text of the proposed resolutions and the reports to be presented to the meeting will be available to the bondholders at the registered office of the company S.T. Dupont, 92 boulevard du Montparnasse in Paris (14ème arrondissement), for a period of two weeks preceding the date of the present meeting.

The frozen securities and proxy forms received for the meeting of 27 November 2003 remain valid for the Meeting to be held on 5 December 2003, in the absence of notice to the contrary issued by the principals.

The notice concerning the first meeting was published in the BULLETIN DES ANNONCES LEGALES OBLIGATOIRES n° 136 of 12 November 2003.

THE EXECUTIVE BOARD